MEMORANDUM OF UNDERSTANDING
     This Memorandum of Understanding (“MOU”) is made and entered into this 4th day of May 2006, by and between InterOil Corporation, a company incorporated under the laws of New Brunswick, Canada, (“IOC”), Clarion Finanz AG, a company incorporated under the laws of Switzerland (“Clarion”), and Merrill Lynch Commodities (Europe) Limited, a company organized under the laws of England (“Merrill”). IOC, Clarion and Merrill are referred to in this MOU individually as a “Party” and collectively as the “Parties”.
     The Parties have reached an agreement in principle whereby Clarion and Merrill will provide advantageous financing to IOC for its midstream and downstream petroleum operations in Papua New Guinea (“PNG”) in consideration for IOC offering to Clarion and Merrill or their Affiliates and the other lenders under the Facility (as defined below) exclusive rights to acquire up to a 65% interest, subject to pro rata dilution in the event that the PNG Government exercises its backing or participation rights, in the following projects proposed to be developed by IOC in PNG: (i) a natural gas liquids (“NGL”) extraction facility, (ii) a liquefied natural gas (“LNG”) facility, and (iii) a gas pipeline from Kopi to Port Moresby (collectively, the “Project”). The interests in the Project would comprise the whole value chain from sourcing natural gas and NGLs through to processing, liquefaction, and offtake and international sale and supply of all produced LNG. In particular the Project, which is subject to the negotiation of gas supply, transportation and project agreements, currently contemplates:
•	National Gas Development Company, a company which will be owned by the Parties in proportion to their ownership interests in the Project will seek to build and develop a natural gas liquids facility (“NGL”) and an onshore liquid natural gas (“LNG”) facility in Papua New Guinea.

•	Execution of agreements with the Government of PNG and PNG gas producers providing the Project with irrevocable access, at fair market value, to sufficient gas supplies, currently estimated to be between 3.5 tcf to 7.0 tcf.

•	Construction of a NGL extraction facility at Kopi, Gulf Province, PNG utilizing feed wet gas from the planned PNG gas pipeline project. The proposed NGL extraction facility is currently projected to have a capacity of 1.1 billion scf/d, and a by-pass system permitting 10% of the gas transported via the planned pipeline to pass through the extraction plant unstripped.

•	Construction of a pipeline from Kopi to Napa Napa, PNG.

•	Construction of a LNG facility at Napa Napa, PNG with a base load of 450 to 750 mm scf/d, which shall be operated by Natural Gas Development Company’s PNG subsidiary.

•	International marketing and sales of LNG.
     Consistent with the above governing premise (“Premise”), the Parties will discuss the following principles in detail with a view to reaching an agreed position:
WHEREAS
(A)	IOC wishes to perform a final study of the economic and technical feasibility (the “Final Study”) of developing a LNG facility and related infrastructure needed to develop the Project in PNG.
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(B)	Merrill and Clarion desire to participate in the Project and to assist IOC in the preparation of the Final Study.
(C)	Merrill has developed particular expertise in LNG projects, particularly in the areas of transportation, financing and marketing, as well as having business relationships with reliable international LNG operators.
(D)	IOC wishes to create a practical plan for the Project as well as an initial pricing structure of LNG from the Project as promptly as possible. The Project plan and pricing structure will be further developed and refined during the Final Study and during the negotiation of a final contract. Merrill has financial expertise in developing LNG projects as well as the key pricing structure of LNG and, therefore, is able to provide such information regarding LNG projects and to provide advice based on its commercial background in dealing with existing LNG pricing formulas.
(E)	The Parties, or their Affiliates, have executed that certain Credit Agreement of even date herewith, wherein Merrill and Clarion (or their Affiliates) have agreed to extend loans to IOC totaling US$130,000,000 in the aggregate (“Facility”), with Merrill or its Affiliates committed to make US$70,000,000 available to IOC and Clarion or its Affiliates committed to make the remaining US$60,000,000 available to IOC. The proceeds of the Facility will be used for the purposes described in the Facility and will not be used to finance any portion of the Project other than any amounts allocated to the Final Study. In addition to the base rate of interest payable to the lenders under the Facility, the Facility gives Merrill and Clarion the right to participate in the Project based on the amounts loaned to IOC pursuant to the Facility. Based on the amounts Merrill and Clarion will make available to IOC under the Facility, the Parties will have the following interests in the Project:

IOC	35%
Merrill	35%
Clarion	30%
Notwithstanding the foregoing, Clarion and IOC have separately agreed that if Clarion makes a payment to IOC in the amount of US$10,000,000 in addition to the amounts agreed to be provided by Clarion under the Facility, then IOC will transfer a 5% ownership interest in the Project to Clarion so that thereafter IOC will have a 30% ownership interest in the Project and Clarion will have a 35% ownership interest in the Project.
(F)	In addition to the rights described in Recital (E), Merrill and Clarion may be granted an option to acquire, in exchange for any amounts they loan to IOC (and, in the case of Clarion, the payment described in Recital (E)) pursuant to the Facility, to the extent permitted by IOC’s existing agreements, up to a 15% participation interest in IOC’s future exploration and development programs related to its Petroleum Prospecting Licenses in PNG, subject to pro rata dilution in the event that the PNG Government exercises its backing or participation rights.
(G)	Merrill and Clarion will work with IOC to ensure that IOC has the financial capability to enter into an agreement with an EPC contractor for the Project. The funding details, which will include funding mechanisms for cost overruns that avoid dilution of equity participants, will be mutually agreed in the final
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project agreement (“Definitive LNG/NGL Project Agreement”) to be entered into between the Parties.
(H)	Merrill will look for opportunities for forward gas sales of the LNG products. In addition, Merrill will review the available options for securing the best pricing for the LNG to be produced pursuant to the Project, including the price estimates that can be secured by basing gas sales on securing gas contracts from the Atlantic basin. IOC is requesting a draft S curve pricing structure and core contract outlines for LNG offtakes using historical contract pricing and terms as a base starting point from Merrill. The pricing material provided by Merrill will include the old base contract formats from any other LNG projects with the pricing curves which they may have, and secure current pricing from regional projects including an estimated base pricing outline for current regional LNG estimates. Merrill will use its reasonable commercial efforts to secure the highest net back price for gas sales from the proposed LNG facility through Merrill’s marketing Affiliates.
(I)	In connection with the Project, the Parties are proposing to enter into an agreement whereby Merrill would commit to offtake a base volume of 1.75 million tones to 5 million tones per annum of LNG from the proposed LNG facility at market related prices for sale in Japan and/or the US markets. Notwithstanding the above, each Party will have the right to offtake quantities of LNG in proportion to their equity ownership in the Project, subject to the minimum credit requirements for offtake agreements imposed upon the Project by any potential lenders. Notwithstanding the foregoing, in the event any Party does not elect to enter into an offtake agreement, the quantity of LNG that such Party would have the right to offtake will vest pro rata in the other Parties who have entered into off-take agreements. The actual offtake amount of each Party will be determined in the definitive agreements and is subject to the size of the LNG facility.
(J)	Merrill and Clarion will use reasonable efforts to assist IOC in obtaining competitive financing needed to acquire producing gas properties in PNG that would be used to provide IOC with current cash flow and gas reserves to support the Project. Potential parties from whom IOC may acquire gas producing properties in PNG include, but are not limited to, Exxon-Mobil and Santos of Australia.
NOW IT IS DECLARED AND AGREED AS FOLLOWS:

1.	General Principles for Cooperation.
1-1	The Parties agree to exchange information regarding the Project, the Final Study and the Parties’ activities relating to the Project to the extent that exchanging such information shall not violate any existing confidentiality agreement which any Party has entered into, or enters into in the future, with any third party.

1-2	Merrill and Clarion agree (i) to use commercially reasonable efforts to assist IOC in connection with the Final Study and (ii) to independently conduct their own studies of the feasibility of the Project and share such results with the other Parties. The Parties shall work together to review and evaluate the viability of the Project which shall be determined principally on the economic, strategic, technical and commercial
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feasibility of the Project.

1-3	The Parties shall promptly negotiate a Definitive LNG/NGL Project Agreement that will provide the definitive contractual terms and conditions under which the Parties will undertake the formation of a new, special purpose joint venture project company (“ProjectCo”) in order to pursue the Project, and which contains the respective rights and obligations of the ProjectCo shareholders in connection with such matters as capital funding, equity issuances, corporate governance, share transfers, development budgeting, and other matters to be mutually agreed.

1-4	During the currency of this MOU, IOC shall not be free to undertake independent discussions with other potential participant(s) in the Project (other than Sumitomo) and may not provide information to such third parties (other than Sumitomo) regarding Clarion’s and Merrill’s potential involvement without the prior written consent of Clarion and Merrill, such consent not to be unreasonably withheld. Neither Clarion nor Merrill shall enter into discussions or negotiations, or execute agreements with any other party regarding equity or debt participation in the construction or operation of a NGL extraction facility, LNG facility, or other facility similar to the proposed Project in PNG, without the prior written consent of IOC, such consent not to be unreasonably withheld.

1-5	Unless otherwise agreed to in writing by the Parties, each Party shall bear its own costs and expenses incurred in connection with or as a result of the transactions contemplated by this MOU.
2.	Cooperation.
2-1	Unless the Parties agree otherwise, the Parties will use reasonable efforts to hold monthly meetings in Cairns, or Houston, or such other location as is agreed to between the Parties. The purpose of such meetings will be to (i) develop a common view with respect to the implementation of the Project, and (ii) exchange data, information and views of the Parties about particular technical and commercial subjects, such as the implementation plan for the Project, the development plan for any gas fields associated with the Project, engineering studies, potential participants in the Project, potential operators for the liquefaction plant contemplated by the Project, the preparation of an information memorandum relating to the Project, and LNG shipping issues.

2-2	The Parties agree to exchange information regarding the Project, the Final Study and the Parties’ activities relating to the Project to the extent that exchanging such information shall not violate any existing confidentiality agreement which any Party has entered into, or enters into in the future, with any third party.

2-3	The Parties will negotiate in good faith with an intention to agree upon and execute a Definitive LNG/NGL Project Agreement as to the scope of the Project and their respective participations, and that of relevant third parties, if any.

2-4	The Parties will endeavour to work in good faith to obtain all necessary
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information needed in connection with the evaluation of and development of the Project, including without limitation, information related to: (i) the base reserves necessary to start the project and the reserves needed to expand the Project over the development period; (ii) the contractual framework for the Project; (iii) ownership; (iv) governmental relationships; (v) commercial/pricing/royalty terms; (vi) feed; (vii) environmental risks; (viii) political risks; (ix) security risks; (x) tax risks; (xi) NGLs; (xii) marketing strategies and studies; (xiv) outline consents; and (xv) necessary approvals and licenses. The Parties will endeavour to agree upon how any gaps in the available information may be filled and at whose risk and cost. The Parties will explore the optimum means from a commercial, legal and tax perspective of owning the Project assets, whether via a jointly owned corporation or unincorporated joint venture relationship. The anticipated equity participants in the Project, and their interests, are set forth in Recital E. If either Clarion or Merrill elect not to acquire an interest in the Project, other parties to be mutually agreed upon between IOC and the remaining Party that has elected to acquire an interest in the Project following the finalization of participation terms between IOC and the remaining Party will be given the opportunity to acquire an interest in the Project.
3.	Confidential Information.
3-1	Without prejudice to Sections 3-2, 3-3 and 3-4 below, and notwithstanding any conflicting provision of the Confidentiality Agreement entered into between IOC and an Affiliate of Merrill dated in or about January 2006 (“Confidentiality Agreement”), all information exchanged and/or developed under this MOU shall be regarded as confidential between the Parties and shall not be disclosed to any third party or used for any other purpose other than as contemplated by this MOU without the prior written consent of the other Parties. The confidentiality obligations of the Parties shall be effective for the period of this MOU and for 2 years thereafter. If the Parties extend their co-operation under this MOU, the confidentiality obligations of the Parties under this MOU and the Confidentiality Agreement shall be automatically extend during the term of any extension of this MOU. In particular, no information provided to IOC or Clarion by Merrill regarding LNG pricing or other information whether or not contemplated by Recitals (D), (H), and (I) shall be disclosed by IOC or Clarion to any third party without the written consent of Merrill, unless the disclosure of such information is required by applicable securities laws or regulations, the rules of any stock exchange on which a Party is listed, or is properly in the public domain. In regards to public disclosure, Merrill recognizes that IOC is a public-traded company and Merrill will assist IOC in preparing, and consents to the release by IOC of, a press release of mutually agreed content, which may be a joint disclosure with Merrill, or other legally-required disclosure that discloses the basic terms of any agreement entered into between the Parties.

3-2	It is recognized that information of a confidential nature may be disclosed by the Parties in the course of discussions held hereunder. In consideration of any Party (the “Owner”) making available to the any other Party (the “Recipient”) information which is not publicly known concerning the Owner and its Affiliates (as defined below) and its and
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their respective businesses, future projects, and financial and other affairs, in whatever form supplied to the Recipient, whether orally or in writing, (collectively, “Confidential Information”), the Recipient agrees and undertakes as follows:

(i)	Confidential Information will only be used by it for its participation in bona fide discussions hereunder and for its assessment of any opportunities identified and for any associated negotiations; and

(ii)	Confidential Information will only be disclosed to such of the Recipient’s, or its Affiliates’, directors, officers, employees, professional advisers, counsel and lenders or other providers of funds (a) who are directly concerned with the matters referred to herein or in any associated negotiations, and (b) whose knowledge of such information is essential for such involvement, and (c) who agree to comply with the provisions of this MOU in respect of Confidential Information. The Recipient undertakes to use its reasonable endeavours to enforce such compliance.

3-3	The undertaking in Section 3-2 does not apply to Confidential Information (i) which, after disclosure to the Recipient, becomes generally available to third parties, other than through breach by the Recipient of any obligation arising from this MOU, or (ii) which was lawfully in the Recipient’s possession prior to such disclosure (as evidenced by its or its advisers’ written records) and which was not acquired directly or indirectly from it or an Affiliate, or (iii) which is lawfully received or obtained by the Recipient from a third party which has acquired it lawfully and is not bound by an obligation of confidentiality to the Owner or an Affiliate, or (iv) which the Recipient is obliged to disclose by law or by a regulator or other body or competent authority with jurisdiction over the Recipient concerned or the rules of a stock exchange upon which its, or an Affiliate’s, shares are listed or traded, in which case it shall, so far as practicable, consult with the Owner and take account of its reasonable requirements before making such disclosure.

3-4	No public announcement, communication or circular concerning any of the matters referred to in this MOU shall be made or dispatched at any time by any Party without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed), save where such Party is required to make any announcement by law or by a regulator or other body of competent authority with jurisdiction over the Party concerned or the rules of a stock exchange upon which its, or an Affiliate’s, shares are listed or traded, in which case it shall, so far as practicable, consult with the other Parties and take account of its reasonable requirements before making or dispatching such announcement, communication or circular.
4.	Limitation. No Party shall be liable to the other Parties for damages of whatsoever nature, including, without limitation, indirect or consequential losses or damages (including, without limitation, loss of profit or loss of business opportunity) that may arise in connection with or result from this MOU.
5.	Assignment. Without the prior consent of the other Parties, no Party may assign
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any of its rights or obligations hereunder other than to such Party’s Affiliates. “Affiliate” shall mean any company or legal entity which (a) controls, either directly or indirectly, a Party, or (b) which is controlled, directly or indirectly, by such Party, or (c) is, directly or indirectly, controlled by a company or entity which directly or indirectly controls such Party. “Control” shall mean the right to exercise more than 50% of the voting rights in the appointment of the directors or similar body of such company.
6.	Termination. This MOU shall remain effective for a period of one (1) year from the date hereof. Notwithstanding the above, the Parties may agree in writing to extend or shorten the term of this MOU.
7.	Settlement of Dispute. The Parties shall use all reasonable efforts to settle amicably, through negotiations, any dispute arising out of or in connection with this MOU or any breach, termination or invalidity thereof.
8.	Legal Effect. Except for the provisions of Section 1-4, Section 1-5, and Sections 3 through 11, which are legally binding on the Parties with effect from the date hereof, this MOU is not legally binding. Any legal obligations with respect to the transactions contemplated hereunder shall be subject to the negotiation and execution following respective board approvals of mutually acceptable definitive agreements relating to the Project.
9.	Business Principles. In relation to the Project, the Parties shall comply with the US Foreign Corrupt Practices Act and any sanctions imposed by law or executive order in respect of doing business with governments, corporations or nationals of any territory. Mindful of the principles of the US Foreign Corrupt Practices Act, no Party shall, and shall procure that its Affiliates and their respective employees shall not, make or cause to be made, in connection with the Project or the transaction referred to herein, any payments, loans or gifts or promises or offer of payments, loans or gifts of any money or anything of value, directly or indirectly:
(i)	to or for the use or benefit of any official or employee of any government, or the agency or instrumentalities of any such government;

(ii)	to any political party or official or candidate thereof;

(iii)	to any other person either as an advance or as a reimbursement if it knows or has reason to suspect that any part of such payment, loan or gift will be directly or indirectly given or paid by such other person, or will reimburse such other person for payments, gifts or loans previously made, to any such governmental official or political party or candidate or official thereof; or

(iv)	to any other person or entity if such payment would violate either the laws, decrees, regulations or policies having the force of law of England, PNG, the United States of America or any other relevant jurisdiction.
10.	Authority. Nothing in this MOU shall be construed to give any Party the authority or right to enter into any obligation on behalf of the other Parties unless specifically authorized by the other Parties in advance in writing.
11.	Governing law and Arbitration. This MOU shall be governed by and
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construed in accordance with the laws of England. Subject to Section 7, all disputes arising in connection with this Memorandum of Understanding shall be finally settled by arbitration under the Arbitration Act 1996 by one arbitrator, appointed by agreement or if not so agreed, in accordance with the said Act. The language to be used in the arbitral proceedings shall be English.
     IN WITNESS WHEREOF, the Parties have caused this MOU to be executed by their respective representatives hereunto duly authorized on the date set forth below such person’s signature.
INTER OIL CORPORATION

By:	/s/ [ILLEGIBLE]

Name:	[ILLEGIBLE]

Title:	[ILLEGIBLE]

CLARION FINANZ AG

By:	/s/ [ILLEGIBLE]

Name:	[ILLEGIBLE]

Title:	[ILLEGIBLE]

MERRILL LYNCH COMMODITIES (EUROPE) LIMITED

By:	/s/ David Silbert

Name:	David Silbert

Title:	Director

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